UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)(1)

Flamel Technologies, S.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

338488 10 9

(CUSIP Number)

Hope Flack

BVF Partners L.P.

900 North Michigan Avenue, Suite 1100

Chicago, Illinois 60611

(312) 506-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 338488 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Biotechnology Value Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 449,797

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 449,797

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 449,797

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Biotechnology Value Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 505,870

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 505,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 505,870

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Investments, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 709,500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 709,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 709,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Investment 10, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 104,020

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 104,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,020

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,769,187

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,769,187

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,769,187

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,769,187

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,769,187

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,769,187

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) IA, CO

                This Amendment No. 2 to Schedule 13D amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on April 21, 2005 by the Reporting Persons, as the Schedule 13D was amended on July 22, 2005 and is being filed by the Reporting Persons to disclose a decrease of more than 1% in their beneficial ownership of the Ordinary Shares.

                Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Schedule 13D.  Except as specifically set forth herein, the information set forth in the Schedule 13D remains unchanged.

                The Schedule 13D is hereby amended as follows:

                Item 5 is hereby amended and restated to read in its entirety as follows:

The Reporting Persons’ percentage ownership of the Ordinary Shares is based on 21,751,590 shares being outstanding, as reported in Flamel’s Report on Form 20-F for the fiscal year ended December 31, 2004.

(a)           BVF beneficially owns 449,797 Ordinary Shares, BVF2 beneficially owns 505,870 Ordinary Shares, Investments beneficially owns 709,500 Ordinary Shares, ILL10 beneficially owns 104,020 Ordinary Shares and each of Partners and BVF Inc. beneficially owns 1,769,187 Ordinary Shares, representing percentage ownership of approximately 2.1%, 2.3%, 3.3%, 0.5% and 8.1%, respectively.

(b)           Each of BVF, BVF2, Investments and ILL10 shares with Partners voting and dispositive power over the Ordinary Shares each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 1,769,187 Ordinary Shares they beneficially own with BVF, BVF2 and Investments, and ILL10.

(c)           The following sales of Ordinary Shares have been made in the last sixty (60) days by the following Reporting Persons.  All of the following sales were made on the open market.

Reporting Person	Date	Shares Sold	Weighted Average Price
BVF	January 9, 2006	40,000	$20.4812
	January 10, 2006	32,155	20.6003
	January 11, 2006	60,000	20.8783
	January 12, 2006	24,000	20.4529
	January 13, 2006	12,700	20.2134

Reporting Person	Date	Shares Sold	Weighted Average Price
BVF2	January 9, 2006	27,000	$20.4812
	January 11, 2006	40,000	20.8783
	January 12, 2006	14,800	20.4529
	January 13, 2006	7,800	20.2134

Reporting Person	Date	Shares Sold	Weighted Average Price
Investments	January 12, 2006	24,000	$20.4529
	January 13, 2006	11,100	20.2134

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: January 13, 2006

BIOTECHNOLOGY VALUE FUND, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert

Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.

By:	BVF Partners L.P., its manager

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert

Mark N. Lampert
President

INVESTMENT 10, L.L.C.

By:	BVF Partners L.P., its attorney-in-fact

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert

Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

	By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INC.

	By:	/s/ Mark N. Lampert
Mark N. Lampert
President